

C H R S

Christopher's Bakery & Comfort Foods LLC
Small Business Bond™

Bond Terms:

Bond Yield: 11.00%

Target Raise Amount: $25,000

Offering End Date: June 6, 2023

Repayment Period: 2 years (24 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Christopher's Bakery & Comfort Foods LLC

Founded: January 24, 2022

Address: 2924 Story Rd W
              Irving, TX 75038

Industry: Retail Bakery

Employees: 1

Website: http://christophersbakery.com

Use of Funds Allocation:

If the maximum raise is met:

$23,875 (95.50%) – of the proceeds will go towards commercial kitchen lease & baking equipment
$1,125 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 425 Followers

SMB x



Business Metrics:

	FY21	FY22	YTD 1/31/2023
Total Assets	$4,787	$5,755	$42
Cash & Cash Equivalents	$4,787	$5,755	$42
Accounts Receivable	$0	$0	$0
Short-term Debt	$0	$0	$0
Long-term Debt	$18,984	$21,969	$21,294
Revenue	$5,164	$11,046	$283
Cost of Goods Sold	$3,140	$1,857	$10
Taxes	$0	$0	$0
Net Income	-$20,634	-$214	-$4,221

Recognition:

Christopher's Bakery & Comfort Foods LLC's owner, Courtenay Harris, has a long history with baked goods. His father, a teacher by day, would often bake his secret-recipe Vanilla Wafer Cake at night to give to friends. Courtenay's younger brother, Christopher, loved to taste the batter before it went into the oven. More than that, Christopher loved the noises his father made when he would attempt to crush Vanilla Wafers by beating them with a rolling pin! Unfortunately, days after Christopher's birth he was diagnosed as hydrocephalic (fluid on the brain) and one side effect of his diagnosis was epilepsy. Despite all of the amazing work that Miami Children's Hospital did, Christopher passed away in 2003. Christopher's Bakery is a way to honor Courtenay's brother by offering something to the world that he, himself, loved so much.

About:

Christopher's Bakery & Comfort Foods LLC (DBA Christopher's Bakery & Comfort Foods) located in the Dallas-Fort Worth area in Texas, is family owned and honors the legacy of Christopher Harris. With over 20 products available (some even gluten free!), they donate a percentage of all sales to epilepsy research in memory of Christopher.

For more information, contact our Customer Support Team at support@thesmbx.com

